FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 -	NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation (“Rubicon”)

1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

ITEM 2 -	DATE OF MATERIAL CHANGE

February 25, 2007

ITEM 3 -	NEWS RELEASE

Press releases were issued February 26, 2007 and March 1, 2007 over CCN Matthews.

ITEM 4 -	SUMMARY OF MATERIAL CHANGE

On February 25, 2007, Rubicon entered into a Letter Agreement in which it agreed to purchase mineral properties in Alaska and Nevada and conduct a private placement of between $10 million and $15 million.

ITEM 5 -	FULL DESCRIPTION OF MATERIAL CHANGE

On February 25, 2007, Rubicon entered into a Letter Agreement (“Letter Agreement”) with Evanchan Limited (“Evanchan”), McEwen Capital Corporation (“McEwen Capital”) and Lexam Explorations Inc. (“Lexam”) wherein Rubicon agreed to acquire a 513,000 acre land package from Evanchan and McEwen Capital in the area of the world-class Pogo gold mine in Alaska and acquire a 225,000 acre land position in northeast Nevada from Lexam (together, the “Property Acquisitions”), both in exchange for shares of Rubicon (estimated to be 31,428,571 shares for the Alaska properties and 8,571,429 shares for the Nevada properties) at a deemed value of $0.70 per share. Evanchan, Lexam and McEwen Capital are each controlled by Robert McEwen (“McEwen”), former Chairman and CEO of Goldcorp Inc.

Under the Letter Agreement, McEwen, through the companies he controls, agreed to acquire a major stake in Rubicon through the purchase by way of private placement of a minimum of $10 million in units of Rubicon (each, a “Unit”), and will on a best-efforts basis, attempt to place up to an additional $5 million, for a total of $15 million (the “Offering”). Each Unit will consist of one common share of Rubicon and one-half of one warrant, with each whole warrant (a “Warrant”) entitling the holder to purchase one common share of Rubicon for a price of $1.50 for two years from the date of issuance.

After giving effect to all the proposed transactions, present Rubicon shareholders will own approximately 51.6% of the common shares of Rubicon (on the assumption that all of the warrants issued in connection with the Units are exercised).

Other terms of the Letter Agreement include:

•	McEwen has agreed to act as strategic advisor to management of Rubicon for a minimum period of two years;

•	McEwen will have a right of first refusal to participate pro rata in all debt and equity financings so long as he holds a minimum 10% interest in Rubicon on an undiluted basis;

•	McEwen agrees to vote or cause shares under his direct or indirect control to support the management and management proposed board slate for 2 years from the date of the closing of the Offering;

•	McEwen shall have the right to nominate one designee to be a member of the board of directors of Rubicon;

•
Rubicon will spend a minimum of $5 million in Red Lake and $0.5 million on the Nevada properties in the first year following closing of the Offering and the Property Acquisitions, and will spend $2.5 million per year in the first two years on the Alaska properties. Future programs will be results dependent.

The Letter Agreement is subject to:

•	legal and title due diligence to the sole satisfaction of each party;

•	Rubicon board of director approval;

•	Lexam board of director approval;

•	regulatory approvals; and

•	Rubicon and, if applicable, Lexam shareholder approvals.

Evanachan and Lexam would be entitled to a termination fee of 3% of the value of the proposed transactions to be allocated in proportion to their ownership in Rubicon if Rubicon shareholders reject the proposed transactions.

ITEM 6 -	RELIANCE ON SUBSECTION 7.1(2) OR (3)OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 -	OMITTED INFORMATION

Not applicable

ITEM 8 -	EXECUTIVE OFFICER

David W. Adamson, President (business telephone number: (604) 623-3333), is the officer of Rubicon knowledgeable about the details of this material change report.

ITEM 9 -	DATE OF REPORT

DATED at Vancouver, B.C. the 5th day of March, 2007.